Exhibit 99.31

Management’s Discussion and Analysis
Management Analysis of the Financial Situation and Operating Results

ACASTI PHARMA INC.

Three-month and nine-month periods ended November 30, 2011 and 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (”Acasti” or "the Corporation”) as at November 30, 2011 and for three-month and nine-month periods then ended. This analysis explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three-month and nine-month periods ended November 30, 2011 and 2010. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation Neptune Technologies & Bioressources Inc. (”Neptune”) in August 2008. The Corporation was inactive prior to this date.

This analysis, completed on January 13, 2012, must be read in conjunction with the Corporation’s financial statements for the three-month and nine-month periods ended November 30, 2011 and 2010. The Corporation’s financial statements were prepared in accordance with International Financing Reporting Standards (IFRS). The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this Management Discussion and Analysis are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

On January 1st, 2011, as issued by the International Accounting Standards Board (IASB), IFRS became the basis of preparation of financial statements for publicly accountable enterprises in Canada.  The information presented in this analysis, including information relating to comparative periods in 2010, is presented in IFRS unless otherwise noted as being presented under Canadian generally accepted accounting principles (Canadian GAAP) and not IFRS.  A discussion regarding the Corporation’s transition to IFRS, including the impact of significant accounting policies choices and the selection of IFRS 1 election and exemption can be found in the “International Financial Reporting Standards” section of this analysis and in note 8 of the interim financial statements.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com under Acasti Pharma Inc.

In March 2011, the Corporation completed its listing application on the TSX-Venture Exchange. As a result the Corporation had its shares listed on the TSX-Venture Exchange on March 31, 2011 under the symbol APO.

Overview

In August 2008, Neptune transferred an exclusive worldwide license to its subsidiary, Acasti, to research and develop new active pharmaceutical ingredients (API) based on Neptune’s proprietary omega-3 phospholipid technology and intellectual property (the “License”). Further to product development Acasti initiated Investigational New Drug (IND)-enabling research aiming towards IND/Clinical Trial Application (CTA) allowance by the US Food and Drug Administration (FDA) and Health Canada in order to further validate the safety and effectiveness of its APIs for the prevention and treatment of cardiovascular conditions in Phase I and II a/b clinical studies. Acasti new pharmaceutical products are prepared for licensing to potential pharmaceutical alliances as over-the-counter (OTC), medical food and drug products. The products developed by Acasti require the approval from the U.S. FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized. The Corporation will have to finance its activities of research and development as well as its clinical studies.

Neptune proceeded with this transaction in order to segregate its cardiovascular pharmaceuticals activities from its nutraceutical activities which, in the opinion of Neptune’s management, will allow the financial community to differentiate the Corporation’s cardiovascular pharmaceutical activities from Neptune’s core nutraceutical business and will also enable Neptune and the Corporation to conclude separately nutraceutical and pharmaceutical strategic alliances.

Operations

The status of the Corporation’s new pharmaceutical products; Over-the-counter (OTC), medical foods, and prescription drug products, is as follows:

During the three-month period ended November 30, 2011 (the “quarter”), the Corporation made significant progress in its scientific research and development programs and has achieved several value-creating milestones within the over-the-counter (“OTC”), medical food and prescription drug programs (Rx).  Negotiations are ongoing with selected pharmaceutical partners looking at licensing rights for further development and commercialization of Rx, OTC and Medical Foods.

Before the beginning of the quarter, Health Canada informed Acasti that there was no objection to Acasti’s proposed study based on the information and material provided to support the Application (CTA).   During the quarter, Acasti has initiated a Phase II human clinical trial to investigate the use of CaPre® as a treatment for patients with dyslipidemia by enrolling its first patient in October 2011. The design of the study is a randomized, double blind, placebo controlled trial to assess the safety and efficacy of CaPre® in patients with triglyceride levels ranging from moderately high to very high, which distinguishes CaPre® from prescription drug fish oils labelled only to treat patients with very high levels of triglycerides.

In order to speed up its development, Acasti has started and advanced its preclinical Good Laboratory Practices (GLP) program (IND-enabling program) and has filed for an Open-label clinical trial in Canada for which a Notice of Authorization was  received from Health Canada on October 17th, 2011. Following the end of the third quarter, Acasti enrolled its first patient in its Open-label clinical trial in December 2011.

Acasti has also accentuated its activities to increase awareness of Onemia™ within the medical world.  Physicians have started to use Onemia™ on their patients.  Acasti is currently surveying doctors to accumulate data for OnemiaTM promotion in tradeshows.  Acasti attended the American Heart Association, CardioMetabolicHeatlh Congress, Cleveland Heart Lab symposium and American College of Nutrition during this quarter.

Onemia™ targets cardiometabolic disorders and should be well positioned in this multibillion dollar market. Onemia™ will first be distributed through subcontracted marketing and direct sale approach focused in most major metropolitan areas in the U.S. and move nationwide in a second phase. Onemia™ will later be available in pharmacies behind-the-counter through distributors. Acasti is also currently seeking partners to commercialize Onemia™ outside the United States.

The success of Onemia™ should provide short-term revenues which will contribute to Acasti’s further research and development projects while establishing a validation of Acasti’s omega-3: phospholipid pipeline in the healthcare industry paving the road for CaPre™, the prescription drug candidate in development. Onemia™ is the first of a line of products Acasti will commercialize.

On September 16, the Corporation announced that its Rights Offering, previously announced on June 16, 2011, has been oversubscribed, and accordingly the maximum of shares available for issuance under terms of the Rights Offering have been issued by Acasti, for a total of 6,445,444 shares representing gross proceeds of $8,057.  Transaction costs related to the Rights Offering amounted to $201.

During the quarter, the Corporation presented its investor presentation at the JMP Securities Healthcare Conference in New York City.

Basis of presentation of the financial statements

The Corporation’s assets as at November 30, 2011 include cash and short-term investments for an amount of $6,411, mainly generated by the exercise on September 14, 2011 of the rights issued by the Corporation to its shareholders.  The Corporation also has trade and other receivables of $ 450, receivable from a Corporation under common control of $48 and tax credits receivable for an amount of $199 as at November 30, 2011.  The Corporation’s liabilities at November 30, 2011 are comprised primarily of amounts due to Neptune of $143 and other creditors for $730 as well as royalties payable to Neptune for $310. The Corporation has incurred operating losses and negative cash flows from operations since inception. The Corporation’s expected level of expenses includes those associated with the conduct of a clinical research trial of its drug candidate, and significantly exceed current assets.  The Corporation plans to rely on its available cash, future revenues of its first Medical Food Onemia™, as well as the continued financial support of Neptune to pursue its operations, including obtaining additional funding, if required.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements should the Corporation not receive additional financing from Neptune or other sources.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)

	Three-month period ended November 30		Nine-month period ended November 30
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
	$	$	$	$
Revenue from research contracts	-	-	116	-
EBITDA(1)	(1,677)	(567)	(3,624)	(1,373)
Net loss and comprehensive loss	(2,207)	(618)	(4,954)	(1,866)
Net loss per share and diluted loss per share	(0.03)	(0.02)	(0.08)	(0.14)
Total assets	14,695	11,329	14,695	11,329
Working capital(2)	6,743	(947)	6,743	(947)
Long term debt	-	-	-	-
Shareholders’ Equity	13,513	6,754	13,513	6,754
Book value per Class A share(3)	0.19	0.11	0.19	0.11

(1)
The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies. Acasti obtains EBITDA measurement by adding to net loss, financial expenses, amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its EBITDA calculation.

(2)
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF THE EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its EBITDA measurement by adding to net loss, financial expenses, amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF EBITDA

 (In thousands of dollars, except per share data)

	Three-month period ended November 30		Nine-month period ended November 30
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
	$	$	$	$
Net loss	(2,207)	(618)	(4,954)	(1,866)
Add (deduct):
Financial (gain) expenses	1	(170)	6	(140)
Depreciation and amortization	167	167	501	501
Stock-based compensation	354	55	802	131
Foreign exchange (gain) loss	8	(1)	21	1
EBITDA	(1,677)	(567)	(3,624)	(1,373)

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Three-month and nine-month period ended November 30, 2011

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from research contracts	116	83	33	–	–
EBITDA(a)	(3,624)	(693)	(1,254)	(1,677)	–
Net loss	(4,954)	(1,023)	(1,724)	(2,207)	–
Loss per share basic and diluted	(0.08)	(0.02)	(0.03)	(0.03)	–

Fiscal year ended February 28, 2011

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter(b)
	$	$	$	$	$
Revenue from research contracts	28	–	–	--	28
EBITDA(a)	(2,255)	(350)	(456)	(567)	(882)
Net loss	(2,792)	(542)	(706)	(618)	(926)
Loss per share basic and diluted	(0.05)	(0.01)	(0.01)	(0.02)	(0.02)

Fiscal year ended February 28, 2010(b)

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from research contracts	–	–	–	–	–
EBITDA(a)	(1,588)	(277)	(487)	(394)	(430)
Net loss	(1,585)	(302)	(471)	(400)	(412)
Loss per share basic and diluted	(0.07)	(0.03)	(0.05)	(0.02)	(0.01)

(a)
The EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies. Acasti obtains its EBITDA measurement by adding to net loss, financial expenses, amortization and income taxes. Acasti also excludes the effects of non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its EBITDA calculation.

(b)	Presented under Canadian GAAP.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS BETWEEN THE THREE-MONTH AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2011 AND 2010

Revenues
The Corporation did not generate any revenue during the three-month periods ended November 30, 2011 and 2010.

The Corporation generated revenues of $116 from research contracts from the research it has executed for its parent corporation and for a corporation under common control during the nine-month period ended November 30, 2011.  The Corporation did not generate any revenue during the nine-month period ended November 30, 2010.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)
EBITDA decreased by $1,110 for the three-month period ended November 30, 2011 to $(1,677) compared to $(567) for the three-month period ended November 30, 2010. The reason for the three-month period decrease is mainly due to the increase in administrative expenses of $209 and in research and development expenses of $917.

The increase in administrative expenses is mainly attributable to increases in commercialization expenses for OnemiaTM, royalties owed to Neptune, salaries and benefits and financial communication and investor relation expenses. The increase in research and development expenses is mainly attributable to increased research and development expenses in salaries and benefits and research and development expenses in contracts related to the Corporation’s clinical trials initiation.

EBITDA decreased by $2,251 for the nine-month period ended November 30, 2011 to $(3,624) compared to $(1,373) for the nine-month period ended November 30, 2010.  The reason for the nine-month period decrease is mainly due to the increase in administrative expenses of $864 and in research and development expenses of $1,541, slightly offset by an increase in revenues of $116.

The increase in administrative expenses is also mainly attributable to increases in commercialization expenses for OnemiaTM, royalties payable to Neptune, salaries and benefits, financial communication and investor relation expenses. The increase in research and development expenses is mainly attributable to increased research and development expenses in salaries and benefits and research and development expenses in contracts, related to the Corporation’s clinical trials initiation.  The increase in revenues for the nine-month period ended November 30, 2011 is detailed in the Revenues section above.

Net Loss
The Corporation realized a net loss for the three-month period ended November 30, 2011 of $2,207 or $0.03 per share compared to a net loss of $618 or $0.02 per share for the three-month period ended November 30, 2010. These results are mainly attributable to the factors described above in the EBITDA section and by the increase in the stock-based compensation expense of $321.

The Corporation realized a net loss for the nine-month period ended November 30, 2011 of $4,954 or $0.08 per share compared to a net loss of $1,866 or $0.14 per share for the nine-month period ended November 30, 2010.  These results are mainly attributable to the factors described above in the EBITDA section and by the increase in the stock based compensation expense of $738.

Capital Stock Structure

The authorized capital stock consists of an unlimited number of Class A, Class B, Class C, Class D and E without par value. Issued and outstanding fully paid shares, outstanding warrants and outstanding stock options were as follows:

	November 30, 2011	March 1, 2011	November 30, 2010
Class A shares (voting, participating and without par value)	71,092,388	59,174,444	59,174,444

Class B multi-voting, non-participating, convertible and redeemable shares-reclassified as liabilities	-	5,000,000	5,000,000
Class C non-voting, non-participating, convertible and redeemable shares-reclassified as liabilities	-	260,000	260,000
Stock options granted and outstanding	3,340,000	800,000	850,000
Series 2 warrants exercisable at $0,40 until November 17, 2010	-	-	-
Series 3 warrants exercisable at $0,40 until December 31, 2010	-	-	7,081,619
Series 4 warrants exercisable at $0,25 until December 31, 2013	5,812,500	6,000,000	6,000,000
Series 5 warrants exercisable at $0,30 until December 31, 2010	-	-	-

On March 21 2011, the outstanding Class B and Class C shares, 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1 for 1 basis (the “Conversion”).  Following the Conversion, the liability for convertible redeemable shares in the amount of $4,052 was extinguished and the number of class A share of the Corporation was 64,434,444.

Cash Flow and Financial Condition between the three-month and nine-month periods ended November 30, 2011 and 2010

Operating activities

During the three-month periods ended November 30, 2011 and 2010, the Corporation’s operating activities required a cash outflow of $3,304 and $1,255, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash and/or non-operating items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the three-month period ended November 30, 2011 amounted to a decrease of $1,604 and are mainly due to the increases in tax credit receivables ($50) and inventories ($122) as well as to the decreases in trade and other payables ($226) and payable to parent corporation ($1,268) slightly offset by an increase in the royalties payable to the parent corporation ($74).  The net changes in non-cash operating working capital items for the three-month period ended November 30, 2010, amounted to a decrease of $690 and are mainly due to an increase in tax credit receivables ($51) and to a decrease in payable to parent corporation ($689) principally offset by an increase in trade and other payables ($51).

During the nine-month periods ended November 30, 2011 and 2010, the Corporation’s operating activities required a cash outflow of $4,352 and $1,651, respectively, consisting of the net loss incurred for the period adjusted for non-cash and/or non-operating items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for net changes in non-cash operating working capital items.  The net changes in non-cash operating working capital items for the nine-month period ended November 30, 2011 amounted to a decrease of $676 and are mainly due to increases in trade and other receivables ($258), inventories ($512) as well as to a decrease in payable to parent corporation ($292) principally offset by increases in trade and other payables ($219) and royalties payable to parent corporation ($182). The net changes in non-cash operating working capital items for the nine-month period ended November 30, 2010, amounted to a decrease of $274 and are mainly due to increases in trade and other receivables ($55) and tax credit receivables ($40) as well as to a decrease in payable to parent corporation ($181).

Investing activities

During the three-month periods ended November 30, 2011 and 2010, the Corporation’s investing activities generated decreases in liquidities of $4,750 and $1,000, respectively. The decrease in liquidity generated by investing activity during the three-month period ended November 30, 2011 is due to the acquisition of short-term investments of $7,500 principally offset by the maturity of short-term investments of $2,750.  The decrease in liquidity generated by investing activity during the three-month period ended November 30, 2010 is due to the acquisition of short-term investments of $1,000.

During the nine-month periods ended November 30, 2011 and 2010, the Corporation’s investing activities generated decreases in liquidities of $3,742 and $1,009, respectively. The decrease in liquidity generated by investing activity during the nine-month period ended November 30, 2011 is due to the acquisition of short-term investments of $7,500 principally offset by the maturity of short-term investments of $3,750.  The decrease in liquidity generated by investing activity during the three-month period ended November 30, 2010 is due to the acquisition of short-term investments of $1,000 and equipment of $13.

Financing activities

During the three-month periods ended November 30, 2011 and 2010, the Corporation’s financing activities generated an increase in liquidities of $7,868 and $4,299 respectively.  The increase in liquidities during the three-month period ended November 30, 2011 resulted from rights exercises ($7,855) as well as from warrants and options exercises ($13).  The increase in liquidities during the three-month period ended November 30, 2011 resulted mainly from warrants exercises ($4,300).  The only other significant change to liquidity generated from financing activity occurred during the nine-month period ended November 30, 2011 resulted from exercises of warrants and options for additional proceeds of $40, while no other significant change to liquidity generated from financing activities occurred during the nine-month period ended November 30, 2010.

Overall, as a result, the Corporation’s cash decreased by $187 and $191 since September 1st, 2011 and March 1st, 2011, respectively, while it had increased its cash by $2,044 between September 1st and November 30, 2010 and $1,639 between March 1st and November 30, 2010.  Total liquidities as at November 30, 2011, comprised of cash and short-term investments, amounted to $6,411. See basis of presentation for additional discussion of the Corporation’s financial condition.

To date, the Corporation has financed its operations primarily through the exercise of rights and warrants issued to its shareholders as well as to Neptune and its shareholders, the private offerings of shares, as well as research tax credits, revenues from research contracts and interest income. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market, sell and distribute products, and the ability of the Corporation to obtain the necessary financing to complete its projects.

Financial Position

The following table details the significant changes to the balance sheet as at November 30, 2011 compared to February 28, 2011:

Accounts	Increase	Comments
	(Decrease)
	(In thousands of dollars)
Cash	(191)	See cash flow statement
Short-term investments	3,772	Acquisition of short-term investments
Trade and other receivables	293	Increase in trade and other receivables
Tax credits receivable	(42)	Tax credits received
Intangible Asset	(493)	Amortization
Trade and other payables	219	Increase in trade and other payables
Payable to parent corporation	(292)	Payment of amount owed
Royalties payable to parent corporation	182	Minimum royalties owed
Convertible redeemable shares	(4,052)	Converted into share capital

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments
There were no significant variations in contractual obligation and off balance sheet arrangements from those reported at February 28, 2011, other than the conversion of convertible redeemable shares (classified as liabilities) in the amount of $4,052 into share capital during first quarter of 2012.  All of the following Corporation’s liabilities are due within twelve months.  Significant commitments include:

License agreement
The Corporation is committed under a license agreement to pay Neptune until the expiration of Neptune's patents on licensed intellectual property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation's gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties. After the expiration of Neptune's patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula.

In addition, the license agreement provides for minimum royalty payments notwithstanding the above of: year 1 - nil; year 2 - $50,; year 3 - $200,; year 4 - $300,; year 5 - $900, and year 6 and thereafter - $1,000. Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008.

The Corporation has the option to pay future royalties in advance, in cash or in kind, in whole or in part, based on an established economic model contained in the license agreement.

The Corporation can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year's minimum royalties.

In addition, the Corporation is committed to have its products manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license agreement.

Research and development agreements
In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.  The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $3,757. As at November 30, 2011, an amount of $99 is included in ''Trade and other payables'' in relation to these projects.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation in the amount of $409 during the three-month period ended November 30, 2011 ($267 for administrative costs and $142 for research and development costs) and $362 during the three-month period ended November 30, 2010 ($102 for administrative costs and $260 for research and development costs). The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation in the amount of $1,237 during the nine-month period ended November 30, 2011 (675$ for administrative costs and $562 for research and development costs) and $849 during the nine-month period ended November 30, 2010 ($240 for administrative costs and $609 for research and development costs). These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to with Neptune. Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.  These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest. This amount has been measured at the exchange amount and classified as current liabilities.

Use of estimates and measurement of uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the reported amounts of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of earnings and expenses during the period. Significant areas of the financial statements requiring the use of management estimates include the use of the going concern basis, determining the fair value of financial instruments and estimating the fair value of stock-based awards, assessing the recoverability of research tax credits receivable and future income tax assets as well as allocating Neptune’s salaries, stock-based compensation and other common charges to the Corporation. Consequently, actual results could differ from those estimates.

Critical Accounting Policies

Research and development expenses
Research expenses are charged to income in the period of expenditure less related tax credits. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Corporation has not deferred any development costs since inception.

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 5 of the Financial Statements. The Corporation accounts for stock options granted to employees and non-employees based on the fair value method, with fair value determined using the Black-Scholes model. For stock options granted to non-employees, the Corporation measures the fair value of the equity instruments granted or the fair value of the goods and services rendered whichever is the more reliably measured. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation and the offset to contributed surplus reflecting Neptune's contribution to the Corporation.

Income taxes
The Corporation follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying value and tax bases of assets and liabilities and they are measured using substantively enacted tax rates and laws that are expected during the periods when the temporary differences are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that all or part of the deferred income tax assets will not be realized.

International Financial Reporting Standards

The Corporation’s November 30, 2011 interim financial statements are the Corporation’s third interim financial statements prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The comparative periods included in these interim financial statements have been restated to IFRS and the Corporation has applied IFRS 1, First-time Adoption of International Financial Reporting Standards. The Corporation’s previously issued interim and annual financial reports for periods prior to and including year-end February 28, 2011, were prepared in accordance with Canadian GAAP.

In preparing its interim financial statements in accordance with IFRS 1, the Corporation applied the mandatory exceptions and elected to apply the following optional exemptions from full retroactive application:

(i)	Share-based payment: The Corporation did not apply IFRS 2, Share-based Payment (“IFRS 2”) to stock options that had vested as at March 1, 2010.

(ii)
Designation of financial assets and financial liabilities:
The Corporation has elected to re-designate cash and cash equivalents and short-term investments from held-for-trading category to loans and receivables. As the historical cost carrying amount under IFRS equals the fair value of those instruments under Canadian GAAP at the date of transition, there is no adjustment resulting from this election.

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under Canadian GAAP (its previous GAAP), unless there is evidence that those estimates were in error.

In preparing its opening IFRS statement of financial position, the Corporation has adjusted amounts reported previously in the financial statements prepared in accordance with Canadian GAAP.

The following table provides a reconciliation of equity for comparative periods and of equity at the date of transition reported under Canadian GAAP to those reported under IFRS:

November 30,
2010

Equity under Canadian GAAP	$(912)

Adjustments:
Intangible asset	7,667

Equity under IFRS	$6,754

The following table provides a reconciliation of the Corporation’s total comprehensive income (loss) for the comparative period under Canadian GAAP to those reported for the three-month period ended November 30, 2011 under IFRS:

	Three-month	Nine-month
	period ended	period ended
	November 30, 2010	November 30, 2010
Comprehensive loss under Canadian GAAP	$(601)	$(1,447)

Adjustments:
Intangible asset	(164)	(493)
Share-based payments	(22)	(67)
Series II warrants	(10)	(40)
Gain on expiry of warrants	180	180

Net loss under IFRS	$(618)	$(1,866)

Intangible Assets
Under IFRS, there are no special recognition requirements for related party transactions, therefore the acquisition from Neptune of the license to use its intellectual property is subject to the requirements of IAS 38 Intangible Assets.

Under previous Canadian GAAP, the transfer of the license to the Corporation from its parent corporation was measured at the carrying amount.  No value was attributed to the license as the intellectual property being licensed had a carrying amount of nil in the books of Neptune since it was internally generated.

In accordance with IAS 38, the transaction was treated as a separate acquisition of an intangible asset and was initially recognized as cost, being the fair value of convertible redeemable shares of $9,200 issued in consideration for the purchase.

The Corporation amortizes the cost of the license over its estimated useful life, resulting in a net adjustment to deficit and assets at the date of transition of $8,160. For the comparative periods, amortization caused an increase in general and administrative costs of $164 during the three-month and $493 during the nine-month period ended November 30, 2010.

Share based payment - equity instruments:
As permitted by IFRS 1, the Corporation elected to apply the exemptions for share-based payments for equity instruments granted after November 7, 2002 that vested before the transition to IFRSs.

In some cases, stock-based awards vest in installments over a specified vesting period.  Under IFRS, when the only vesting condition is service from the grant date to the vesting date of each tranche awarded, each installment of the award is accounted for as a separate share-based payment arrangement, otherwise known as graded vesting. In addition, under IFRS, forfeitures are estimated at the time of the grant, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Under previous Canadian GAAP, the Corporation accounted for stock-based awards that vested in installments as a single award with a vesting period based on the total life of the award.  In addition, forfeitures were not considered at the time of grant but accounted for as they occurred, as permitted under Canadian GAAP.

Under previous Canadian GAAP, no expense was recognized for share-based awards pending shareholders’ approval, unless approval was assured. Under IFRS, share-based awards are recognized when the services are received and may result in the recognition of an expense prior to the grant date. The entity estimates the grant-date fair value of the equity instruments for the purpose of recognizing the services from the service commencement date until grant date by assuming that the end of the reporting period is the grant date. Until the grant date has been established, the entity revises the earlier estimates so that the amounts recognized for services received are based on the grant-date fair value of the equity instruments. This revision is treated as a change in estimate and the impact on the share-based payment expense is adjusted in each period accordingly.
The effects of those differences were an increase to contributed surplus and stock based compensation expense in the amount of $22 for the three-month and $67 for the nine-month period ended November 30, 2010.

Warrants:
The Corporation issued warrants that are still outstanding at the date of transition. Under previous Canadian GAAP, these warrants were equity-classified, recorded at their initial fair value in shareholder’s equity and were not re-measured subsequently. Under IFRS, the Corporation determined that all warrants issued by the Corporation met the criteria for equity classification with the exception of the Series II warrants. These warrants are not equity-classified under IFRS as the settlement alternatives for these warrants also provide for a cash-settlement option for the issuer. As a result, the warrants are classified as a liability and accounted as freestanding derivative financial instruments with changes in fair value recognized in income at each reporting date.

The Corporation valued the Series II warrants at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using option valuation model. The estimated fair value is recorded in the statement of financial position in “Derivative financial liabilities”. Because the warrants had a nil carrying amount in equity, the only reclassification from equity upon transition was to charge the estimated fair value of $234 to deficit at that date.

Subsequent changes in the estimated fair value of the Series II warrants through to expiry were recorded as adjustments to finance costs in the statement of comprehensive income. Consequently, a fair value increase of $10 and $40 was recognized as adjustments for the three-month and nine-month periods ended November 30, 2010. On November 17, 2010, 64% of these warrants expired unexercised resulting in a gain on expiry of warrants in the amount of $180.

Presentation of statement of operations:
As the Corporation has elected to present its analysis of expenses recognized in comprehensive loss using a classification based on their function with the Corporation, stock-based compensation expense and amortization were reallocated to general and administrative expenses and research and development expenses.

Future Accounting Changes

See note 3q) “New standards and interpretations not yet adopted” to the interim financial statements

Internal Control over Financial Reporting

The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Corporation’s financial reporting and its compliance with IFRS in its financial statements.

The Corporation is not required, pursuant to MI 52-109, to certify the design and evaluation of the Corporation’s Disclosure Controls and Procedures and Internal Control over Financial Reporting, and has not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost effective basis Disclosure Controls and Procedures and Internal Control over Financial Reporting for the Corporation may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Changes in Internal Control over Financial Reporting

During the three-month period ended November 30, 2011, the President and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the three-month period ended November 30, 2011 that affected materially or is reasonably likely to affect materially the Corporation’s internal controls over financial reporting and disclosure controls and procedures.

Risk Factors

The information contained in the Financial Statements and the MD&A for the three-month and nine-month period ended November 30, 2011 should be read in conjunction with all of the Corporation and the parent corporation Neptune’s public documentation and in particular the risk factors sections in the Corporation’s Listing Application and in the parent corporation Neptune Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Corporation.

Credit risk:

Credit risk is the risk of an unexpected loss if counterparty to a financial instrument fails to meet its contractual obligations. There are no financial instruments other than cash and short-term investments and trade and other receivables that potentially subject the Corporation to credit risk.  The Corporation’s maximum exposure to credit risk corresponded to the carrying amount of cash and short-term investments and trade and other receivables.

Exchange risk:

As at November 30, 2011, the Corporation is not exposed to any significant exchange risk, as it did not have any significant assets or liabilities denominated in foreign currencies.

Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.  The Corporation’s short term investments bear interest at short-term fixed interest rates. The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available on the market.

Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews the most important transactions outside the normal course of business.

Financial risk:

The success of the Corporation is dependent on its ability to bring its products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Corporation’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs, nor the Corporation’s ability, to fund these programs going forward.

Management intends to continue the careful management of risks relating to liquidity, foreign exchange and interest rates.

Fair value of financial instrument risk:

The Corporation has determined that the carrying values of short-term financial assets and liabilities, including cash, trade and other receivables as well as trade and other payable, approximate their fair value because of the relatively short period to maturity of the instruments.

Product Liability

The parent corporation Neptune has secured a $5,000 product liability insurance policy, which also covers its subsidiaries, renewable on an annual basis, to cover civil liability relating to its products. The parent corporation Neptune also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the parent corporation Neptune has obtained Good Manufacturing Practices accreditation from Health Canada.

Forward – Looking Information

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Corporation results differing noticeably from those predicted. These risks include, but are not limited to: the time required completing important strategic transactions, and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Corporation based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Corporation that these estimated results have been achieved.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies and Bioressources is available from the SEDAR Website at http://www.sedar.com.

As at January 13, 2012, the total number of class A shares issued by the Corporation and in circulation was 71,092,388.  The Corporation also has 3,340,000 stock options and 5,812,500 Series 4 warrants outstanding.

/s/ Tina Sampalis                                                           /s/ Xavier Harland

Tina Sampalis                                                                Xavier Harland
President                                                                        Chief Financial Officer